UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of April 2025
Commission File Number: 001-40488

MOLECULAR PARTNERS AG
(Exact name of registrant as specified in its charter)

Wagistrasse 14
8952 Zürich-Schlieren
Switzerland
Telephone: +41 447557700
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE
On April 16, 2025, Molecular Partners AG (the “Registrant”) held its 2025 Annual General Meeting at Zürcherstrasse 39, 8952 Schlieren, Switzerland (the “Meeting”). The results of the Meeting are available on the “Investors” section of the Registrant’s website under “General Meeting”. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Report on Form 6-K, and you should not consider any information contained on, or that can be accessed through, our website as part of this Report on Form 6-K or in deciding whether to purchase our securities.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MOLECULAR PARTNERS AG
(Registrant)
Date: April 29, 2025     /s/ PATRICK AMSTUTZ
Name: Patrick Amstutz
Title: Chief Executive Officer